UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Joe & The Juice Holding A/S

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Denmark

(Jurisdiction of Subject Company’s Incorporation or Organization)

Joe & The Juice Holding A/S

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Thomas Noroxe

Chief of Staff / Head of Corporate Development

Joe & The Juice Holding A/S

Ostergade 26A 3.

DK-1100 Copenhagen

Denmark

Telephone: +45 53 53 39 39

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

and

Jan Jensen	David Johansen
White & Case Advokat AB	White & Case LLP
Biblioteksgatan 12 SE-114 85 Stockholm	1221 Avenue of the Americas
Sweden	New York, NY 10020
Telephone: +46 8 506 323 00	Telephone: (212) 819 8200

January 20, 2021

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	Email to shareholders
1.2	Notice of the extraordinary general meeting
1.4	Subscription document
1.5	Legend

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801 under the U.S. Securities Act of 1933, as amended, is included in Exhibit 1.1 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consents and powers of attorney on Form F-X are being filed concurrently with the Securities and Exchange Commission on January 20, 2021.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joe & The Juice Holding A/S

By:	/s/ Thomas Noroxe
Name:	Thomas Noroxe
Title:	Chief of Staff / Head of Corporate Development

Date:	January 20, 2021

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